Exhibit 99.1

Total Voting Rights

London: Tuesday, May 31, 2016: For information purposes, Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) hereby notifies the market that as at May 31, 2016, the issued share capital of Chi-Med consisted of 60,649,342 ordinary shares of US$1.00 each, with each share carrying one right to vote and with no shares held in treasury.

The above figure of 60,649,342 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority’s Disclosure Rules and Transparency Rules.

For illustrative purposes only, the 60,649,342 ordinary shares would be equivalent to 60,649,342 CREST depositary interests (each equating to one ordinary share) which are traded on AIM or, if the CREST depositary interests were converted in their entirety, equivalent to 121,298,684 American depositary shares (each equating to one-half of one ordinary share) which are traded on Nasdaq.

Ends

Contact

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile) bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile) sduffy@bmccommunications.com

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956 jconnell@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

Notes to Editors

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products.  Its Innovation Platform, Hutchison MediPharma Limited, is focused on discovering, developing and commercializing innovative therapeutics in oncology and autoimmune diseases.  Its pipeline of eight novel oral compounds for cancer and inflammation is in development in North America, Europe, Australia and Greater China.

Chi-Med’s Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.